UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month(s) of March, 2000.

BELMONT RESOURCES INC.
(Translation of Registrant's Name Into English)

SEC File Number: 000-29616

#1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X       Form 40-F
         ----                ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   X       No
     ---           ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.


Exhibits

Exhibit 1 - March 1, 2000 - Form 27 Material Change Report

Exhibit 2 - March 3, 2000 - Form 27 Material Change Report

Exhibit 3 - March 7, 2000 - Notice of acquisition c/w Form 5C Transaction Summary and agreements

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Page 2

Exhibit 1 - March 1, 2000 - Form 27 Material Change Report

FORM 27
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1. REPORTING ISSUER
 Belmont Resources Inc. (the "Company")
 1180 - 666 Burrard Street
 Vancouver, BC
 V6C 2X8

ITEM 2. DATE OF MATERIAL CHANGE
 March 1, 2000

ITEM 3. PRESS RELEASE
 Issued March 1, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE
 The Company wishes to announce that it has now signed an agreement with Dorfner Firmengruppe (32.5%) and OSTU Industriemineral a division of Thyssen Schachtbau GMBH (24.5%) of Germany to acquire 57% of Rozmin s.r.o. of the Slovak Republic. Rozmin s.r.o. a private Slovak mining company controls the massive Gemerska Poloma talc deposit with an estimated 150 million ton talc carbonate reserve in Eastern Slovak Republic.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE
 Pursuant to our February 8th news release announcing a Letter of Intent, the Company wishes to announce that it has now signed an agreement with Dorfner Firmengruppe (32.5%) and OSTU Industriemineral a division of Thyssen Schachtbau GMBH (24.5%) of Germany to acquire 57% of Rozmin s.r.o. of the Slovak Republic. The balance of 43% ownership in Rozmin is held by Rima Muran s.r.o., a subsidiary of EuroGas Inc. Rozmin s.r.o. a private Slovak mining company controls the massive Gemerska Poloma talc deposit with an estimated 150 million ton talc carbonate reserve in Eastern Slovak Republic. This talc deposit ranks as one of the largest in the world. The acquisition price will be 2.85 million DEM (German marks), approximately $2.14 million Cdn.

 An evaluation and analysis of the feasibility study completed by Hansa GeoMin Consult of Germany indicated that the European market requires over 1.2 million tons of talc per year to supply the paper, plastics and paint industries. With the estimated 30 million tons of contained talc at an average selling price of 500 DEM/ton ($375 Cdn. per ton) the value is significant. The Company intends to proceed with the first stage of mine development in the western part of the orebody with 5.9 million tons of mineralized talc rock containing 1.6 million tons of talc. Based on the high-grade reserves at a cut-off grade of 40%, the mine layout is designed for a yearly capacity of 130,000 tpy.

 Upon completion of CDNX regulatory approval the Company intends to proceed immediately with the first stage of mine development.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE ACT
 This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION
 There are no significant facts required to be disclosed herein which have been omitted.

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Page 3

ITEM 8. DIRECTOR/SENIOR OFFICER
 Contact: Gary Musil, Secretary
 Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR
 The foregoing accurately discloses the material change referred to herein.




 /s/GARY MUSIL
 Gary Musil, Secretary
 DATED this 1st day of March, 2000.

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Page 4

Exhibit 2 - March 3, 2000 - Form 27 Material Change Report

FORM 27
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1. REPORTING ISSUER
 Belmont Resources Inc. (the "Company")
 1180 - 666 Burrard Street
 Vancouver, BC
 V6C 2X8

ITEM 2. DATE OF MATERIAL CHANGE
 March 3, 2000

ITEM 3. PRESS RELEASE
 Issued March 3, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE
 The Company will be paying a finder's fee in cash/or shares to Tradetec m.b.H of Vilsheim, Germany for and in consideration of the finder assisting in and facilitating the negotiation and signing of a purchase agreement with OSTU Industrie mineral and Gebruder Dorfner.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

More News regarding Talc deposit:
 In additional to the news release dated March 1, 2000 regarding the acquisition of a world-class talc deposit in Eastern Europe, the Company will be paying a finder's fee in cash/or shares to Tradetec m.b.H of Vilsheim, Germany for and in consideration of the finder assisting in and facilitating the negotiation and signing of a purchase agreement with OSTU Industrie mineral and Gebruder Dorfner.

 The payment of this cash/shares are subject to regulatory approval.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE ACT
 This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION
 There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER
 Contact: Gary Musil, Secretary
 Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR
 The foregoing accurately discloses the material change referred to herein.



/s/ GARY MUSIL
Gary Musil, Secretary
DATED this 3rd day of March, 2000.

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Page 5

Exhibit 3 - March 7, 2000 - Notice of acquisition c/w Form 5C Transaction Summary and agreements

BELMONT RESOURCES INC.
#1180 - 666 Burrard Street
Vancouver, B.C. V6C 2X8
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
Website: www.Belmont-Resources.com

March 7, 2000


Canadian Venture Exchange
4th Floor, 609 Granville Street
Vancouver, B.C.
V7Y 1H1

Attn:   Corporate Finance Services


Dear Sir or Madam:

Re: Belmont Resources Inc. (the "Company")
    Acquisition of 57% Interest in Rozmin s.r.o.

In accordance with Vancouver Stock Exchange Listing Policy 5.3, we hereby provide you with written notice of the following reviewable acquisition:

1. THE NAME OF THE LISTED COMPANY:

   Belmont Resources Inc.

2. STATUTORY EXEMPTION BEING RELIED UPON FOR ISSUANCE OF SHARES:

   N/A

3. SUMMARY OF TRANSACTION:

The Company has signed an agreement with Dorfner Firmengruppe (32.5%) and OSTU Industriemineral a division of Thyssen Schachtbau GMBH (24.5%) of Germany to acquire 57% of Rozmin s.r.o. of the Slovak Republic. Rozmin s.r.o. a private Slovak mining company controls the massive Gemerska Poloma talc deposit with an estimated 150 million ton talc carbonate reserve in Eastern Slovak Republic.

4. FINDER'S FEE:
There is a finder's fee payable in relation to the proposed transaction.


5. LIST OF DOCUMENTS ENCLOSED WITH NOTICE:
(a)   Transaction Summary Form 5C;
(b)   Copy of News Releases dated March 1 & 3, 2000;
(c)   Certified Copy of Minutes of Directors Meeting;
(d) Agreements on the Assignment of Company shares dated February 24, 2000 (see attached);
(e)   Finders Fee Agreement dated February 26, 2000 (see attached);
(f)   Analysis and Evaluation of the Feasibility Study of the Gemerska -
      Poloma by Hansa GeoMin Consult, GmbH of Duisburg, Germany - January 1998;
(g) The Company's cheque in the amount of $802.50 (Inclusive of the applicable GST) made payable to the Canadian Venture Exchange representing the requisite filing fee in relation to this transaction.

Should you have any further questions or require additional information with respect to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

/s/ GARY MUSIL

Gary Musil,
Secretary/Director

GM/rm

Enclosures


c.c. - Martin & Associates - Attn: Paul Fang, Solicitor
- Securities & Exchange Commission, Wash. D.C., USA

FORM 5C
TRANSACTION SUMMARY FORM

Re:  Belmont Resources Inc. (the "Issuer").
SEDAR Project #: 243263

The undersigned hereby certifies the following information:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated March 1, 2000.

3. The asset/property to be acquired by the Issuer, including the location of the asset/property is as follows:

The Issuer is acquiring 57% of the shares in Rozmin s.r.o. Corp. ("Rozmin"). Rozmin is a private Slovak mining company which controls the Gemerska-Poloma talc deposit located in Eastern Slovak Republic.

4. The date, parties to and type of agreement (eg: sale or option) are as follows:

(i) On February 24, 2000 the Issuer signed an Agreement on the Assignment of Company Shares in the Rozmin s.r.o. Corp. with Gebruder Dorfner GmbH & Co. ("Dorfner") for 32.5% of Rozmin.

(ii) On February 24, 2000 the Issuer signed an Agreement on the Assignment of Company Shares in the Rozmin s.r.o. Corp. with OSTU Industriemineral Consult GmbH Co. Ltd. ("OIMC") for 24.5% of Rozmin.

5. The total share and/or cash consideration and required work commitments for the first year for the transaction are as follows:

(i) The price for the assignment of the Rozmin shares held by Dorfner shall amount to 1,625,000 DEM (one million, six hundred and twenty-five thousand German marks), approx. $1.22 million Cdn.

(ii) The price for the assignment of the Rozmin shares held by OIMC shall amount to 1,225,000 DEM (one million, two hundred and twenty-five thousand German marks), approx. $0.92 million Cdn.

No work commitments are required in the first year of the acquisition.

6. The names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued are described as follows:

          NAME OF PARTY
(IF NOT AN INDIVIDUAL, NAME ALL INSIDERS          NUMBER AND TYPE OF SECURITIES
             OF THE PARTY)                                  TO BE ISSUED

                N/A                                              N/A

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Page 7

7. The transaction is not a Related Party Transaction as defined in Policy 1.1

8. If the other party to the transaction is not an individual, the names of all Insiders of the other party are as follows:

(i) Dorfner is a private German corporation with registered offices in Scharhof 1, D-92242 Hirschau, Germany represented by its General Manager Mr. Stephan Dorfner, Graduate Engineer.

      It's shareholders are Elisabeth Dorfner of Nurnberger Str. 8, 92242 Hirschau, Germany (50%); Stephan Dorfner of Schillerstr. 6b, 92224 Amberg, Germany (16.67%); Ulrich Dorfner of Eichenweg 21, 922242 Hirschau, Germany (16.67%); and Barbara Dorfner of Georgienstr. 61b, 80799 Munich, Germany (16.67%).

(ii) OIMC is a private Austrian corporation with registered offices in Haldengasse 12, A-8753 Fohnsdorf, Austria represented by its General Manager Mr. Peter Loehr, Graduate Engineer and Directors Hans-Gunther Marchl and Herbert Kaiser.

      OIMC is a subsidiary of Thyssen Schachtbau GmbH of Ruhrstrabe 1, 45468 Mulheim an der Rehr, Germany. The Issuer does not have direct knowledge of the Insiders of OIMC.

9. If the transaction is an acquisition, the Issuer has taken reasonable steps to ensure that the vendor has good title.

10. There are no Material Changes relating to the Issuer which have not been publicly disclosed.

11. To the knowledge of the Issuer, at the time an agreement in principle was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to the transaction.

12. The Minor Acquisitions, as defined in Policy 5.3 - Acquisitions and Dispositions of Non-Cash Assets, of the Issuer during the preceding 12 months are as follows:

(i) The Issuer entered into an agreement with Mike Lavoie on March 5, 1999 to acquire a 100% interest in certain mineral claims located in the Lac Rocher area, Quebec - Approved March 12, 1999 by the Exchange, - submission #43279.

(ii) The Issuer entered into an agreement with Montoro Resources Inc. on March 16/99 regarding a disposition of 50% interest in a nickle/copper property in the Lac Rocher Area, Quebec - Approval March 23/99 by the Exchange - Submission #43430.

(iii) The Issuer entered into an agreement with McCallan Oil & Gas GesmbH of Austria, a wholly owned subsidiary of Sierra International Group, Inc. dated December 13, 1999 to acquire a 25% interest in a 2478.9 square Km oil and gas exploration license located in north-eastern Slovakia. Approved February 8, 2000 by the Exchange - Submission #49834.

(iv) The Issuer entered into an agreement with Montoro Resources Inc. on January 4, 2000 regarding the acquisition of 50% interest in a nickle/ copper/PGE property in the Ungava Area of Northern Quebec. Approved February 15, 2000 by the Exchange - Submission #49927.

13. If a finder's fee is to be paid, the particulars of such proposed fee are as follows (including name and address of the finder):

By agreement dated February 26, 2000 the Issuer agrees to pay a fee of 150,000 DEM (approx. $112,500 Cdn.) in cash to Tradetech gmbh of Birkenweg 12, D-84186 Vilshein, Germany represented by Dr. Reinhard Hahn, Metallurgical Engineer, sole Managing Director.

14. If applicable, state that the transaction is the acquisition of an interest in a property and that the property being acquired is contiguous to or otherwise related to any other asset acquired in the last 12 months.
Not applicable.

15. The transaction has been approved by the directors of the Issuer and in the event of any conflict of interest, to the knowledge of the Issuer, any party in conflict has complied with applicable corporate law and Exchange Requirements.

The transaction has been approved by the directors of the Issuer in accordance with corporate law and Exchange Requirements.

16. If the transaction is a Related Party Transaction, as defined in Policy 1.1
- Interpretation, disclose which directors declared a conflict of interest and abstained from voting at the directors meeting regarding this transaction.

Not applicable.

Dated: March 8, 2000

/s/ GARY MUSIL
Signature of authorized signatory

Gary Musil
Print name of signatory

Secretary/Director
Official capacity

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Page 9

                                   AGREEMENT
                       on the Assignment of Company Shares
                                     in the
                               Rozmin s.r.o. Corp.

            Contract Dorfner/Belmont - 2. Version/February 13th, 2000

1. The Gebroder Dorfner GmbH & Co. Kaolin - und Kristaliquarzsand-Werke KG

   with registered offices Scharhof 1, D-92242 Hirschau, Germany represented by its General Manager, Mr. Stephan Dorfner, graduate engineer, hereinafter referred to in short as Dorfner brothers on the one hand, and

2. Belmont Resources, Inc.

   with registered offices in Suite 1180 - 666 Burrard St., Vancouver, B.C., Canada, V6C 2X8,

   represented by its President, Mr. Vojtech Agyagos,

   hereinafter referred to in short as "Belmont",

   have, in accordance with Art. 115 of the Act No. 513/1991 Sig. Commercial Code as amended by subsequent regulations, concluded on today's date this

                  AGREEMENT ON THE ASSIGNMENT OF COMPANY SHARES,

Subject to the terms and conditions set out below.

                                  CLAUSE I
                                  PREAMBLE

1.1. The Rozmin s.r.o. Corp. was founded by virtue of its Articles of Association dated May 7, 1997, and entered in the Company Register at the Kosice I district court (Dept. s.r.o.) on May 30, 1997, Reg. No. 9397/V, receiving the ID No. 36 174 033.

1.2. The Dorfner brothers, the OIMC and the Rima Muran s.r.o. Corp., with registered offices in Safarikova 114, 048 01 Roznava are the shareholders in the Corporation.

1.3. The Rozmin s.r.o. Corp.'s original capital amounts to SKK 400,000.00 as per the day of the signing of this Agreement.

1.4. The Dorfner brothers' share of the original capital amounts to a cash investment of SKK 130,000.00, the shareholders' contribution paid in in full. The Dorfner brothers' shareholdings amount to 32.5%.

            Contract Dorfner/Belmont - 2. Version/February 13th, 2000

1.5. The share of the OSTU Industriemineral Consult GmbH Co. Ltd. amounts to a a cash investment of SKK 98,000.00, paid in in full. The OIMC's shareholdings amount to 24.5%.

                                    CLAUSE 2
                               SUBJECT OF AGREEMENT

2.1. The Dorfner brothers shall assign its shareholdings in their entirety (i.e. 32,5%) in the Rozmin s.r.o. Corp. to Belmont Resources Inc. for the price set out in accordance with Clause 3 of this Agreement.

2 2. In accordance with Clause 3 of this Agreement, the transfer of company shares is payable, and its effectiveness is bound to the fulfilment of the Deferment Provisions (Fig. 3.3).

2.3. Belmont Resources shall hereby accept the company shares in the Rozmin s.r.o. Corp. in their entirety and shall, in turn, undertake to pay the price in the amount and in the manner in accordance with Clause 3 of this Agreement.

                                     CLAUSE 3
     PRICE FOR THE ASSIGNMENT OF COMPANY SHARES, PAYMENT AND DEFERMENT TERMS
                                 AND CONDITIONS

3.1. The price for the assignment of the company shares in Dorfner brothers shall amount to DEM 1,625,000.00 (in words: one million six hundred and twenty-five thousand German marks).

3.2. The purchase price set out in Fig. 3.1. shall be due immediately upon the signing of this Agreement and the approval thereof by the Canadian authorities, and shall be transferred into the Dorfner brothers bank account.
      Bank:            Hypo Vereinsbank
                       D-92224 Amberg
      Account No.      1303236
      Bank code:       75220070

3.3. The contractual parties are aware of and shall agree to the facts that the transfer of the company shares is dependent upon the payment of the price in accordance with Fig. 3.1, that the Canadian authorities have approved the transaction and that an identically-worded Agreement with the OSTU Industriernineral Consult GmbH Co. Ltd. has been concluded. The price for the transfer of the OSTU Industriernineral Consult GmbH Co. Ltd. company shares shall amount to DEM 1,225,000.00 (one million two hundred and twenty-five thousand German marks).


            Contract Dorfner/Belmont - 2. Version/February 13th, 2000

3.4. Belmont shall instigate the necessary action for the acquisition of official approval immediately following the signing of this Agreement.

3.5. Should the Deferment Terms and Conditions approval of Canadian authorities and conclusion of an agreement with O1MC as set forth in figure 3.3 not be fulfilled within a period of 60 days following the signing of the Agreement, the present Agreement shall become null and void, unless the contractual parties agree otherwise to extend this period.

                                          CLAUSE 4
                                    ASSIGNMENT OF SHARES

4.1. The company shares identified in Fig. 1.4. shall be assigned - subject to joint consequential performance - following the fulfilment of the terms and conditions according to Fig. 3.3. In addition, all rights and obligations connected with the company share to be transferred, shall be passed over as per the effectiveness of the transfer.

4.2. The assignment of the company shares vis-a-vis third parties shall enter into force as per the day on which a Ruling thereupon, passed by the Kosice I District Court on the entry of the change in the Rozmin s.r.o. Corp. in the Company Register, has become effective.

                                           Clause 5
                             ACCESSION TO THE ARTICLES OF ASSOCIATION

5.1. Prior to signing this Agreement, Belmont was supplied with the Rozmin s.r.o. Corp.'s Articles of Association, including all amendments and supplements thereto. Furthermore Belmont has conducted a due diligence.

      Belmont, as acquirer of the company shares and newly acceding shareholder in the Rozmin s.r.o. Corp., declares that it accedes to the corporation's Articles of Association in their entirety.

                                           Clause 6
                                 Final Terms and Conditions

6.1. Legal transactions resulting from this Agreement are based on Slovakian law, and in particular the terms and conditions set out in the Slovakian Commercial Code.

            Contract Dorfner/Belmont - 2. Version/February 13th, 2000

6.2. Any and all amendments or supplements to this Agreement shall require the accord of both contractual parties and must be made in writing.

6.3. In accordance with Art. 585 of the Slovakian Fed. Law Gaz., the contractual parties hereby declare their waiver of enjoining in any disputes which may arise from the previous legal relationships, especially from shareholdings in the Rozmin s.r.o. Corp.

6.4. Any and all disputes arising from this Agreement or in connection therewith, including disputes on the validity of the Agreement itself, shall be decided upon in accordance with the Arbitration Ordinance of the International Court of Arbitration of the Austrian Chamber of Commerce in Vienna (Vienna Regulations) by three arbitrating magistrates appointed in accordance with these said Regulations.

6.5. Should a provision of this Agreement be or become ineffective or invalid, the remaining terms and conditions shall remain unaffected thereby. In the place of such ineffective or invalid provision, a new such regulation shall apply which corresponds to the commercial objective intended by the contractual parties.

6.6. In connection with the introduction of the Euro currency, the contractual parties shall agree that, on the day of the introduction of the Euro - as the single currency in the Federal Republic of Germany - shall replace the DEM currency in this Agreement. The official conversion rate from DEM to Euro, as stipulated by the European Council (EUR 1 = DEM 1.95583), shall be applied for the conversion of the sums set out in this Agreement and for payments arising therefrom.

6.7. The contractual parties declare that this Agreement and the wording thereof correspond to their actual, true and free will, in witness and evidence whereof they set their signatures thereto.

6.8. All costs connected with this Agreement, as well as those of its implementation (including those of its entry in the Commercial Register and of payment transactions), shall be paid by Belmont.

      24th         dated           February     ,2000

/s/ signed                                /s/ signed
----------------------------------       --------------------------------
Gebruder Dofner GmbH & CO.               Belmont Resources Inc.
Kaolin- und Kristallquarzsandwerke KG      "VOJTECH AGYAGOS/Gary Musil"
   "STEPHEN DORFNER"
This contract was sent to the Rozmin s.r o. Corp on      26 02   2000.

/s/ signed                               /s/ signed
Rozmin s.r.o                              "ONDREJ ROZLOZNIK"
  "ERNST HAIDECKER"    c/s Rosmin s.r.o
                       048 01 Roznava

            Contract Dorfner/Belmont - 2. Version/February 13th, 2000

                                      AGREEMENT
                        on the Assignment of Company Shares
                                       in the
                                 Rozmin s.r.o. Corp.











            Contract OIMC/Belmont - 2. Version/February 13th, 2000

1. The OSTU Industriemineral Consult GmbH Co. Ltd. with registered offices

   Haldengasse 12, A-8753 Fohnsdorf, Austria, represented by its General

   Manager, Mr. Peter Loehr, graduate engineer, hereinafter referred to in short as OIMC on the one hand, and

2. Belmont Resources, Inc.

   with registered offices in Suite 1180 - 666 Burrard St., Vancouver, B.C., Canada, V6C 2X8,

   represented by its President, Mr. Vojtech Agyagos,

   hereinafter referred to in short as "Belmont",

   have, in accordance with Art. 115 of the Act No. 513/1991 Sig. Commercial Code as amended by subsequent regulations, concluded on today's date this

               AGREEMENT ON THE ASSIGNMENT OF COMPANY SHARES,

Subject to the terms and conditions set out below.

                                      CLAUSE I
                                      PREAMBLE

1.1. The Rozmin s.r.o. Corp. was founded by virtue of its Articles of Association dated May 7, 1997, and entered in the Company Register at the Kosice I district court (Dept. s.r.o.) on May 30, 1997, Reg. No. 9397N, receiving the ID No. 36 174 033.

1.2. The Dorfner brothers, the OIMC and the Rima Muran s.r.o. Corp., with registered offices in Safarikova 114, 048 01 Roznava are the shareholders in the Corporation.

1.3. The Rozmin s.r.o. Corp.'s original capital amounts to SKK 400,000.00 as per the day of the signing of this Agreement.

1.4. The Dorfner brothers' share of the original capital amounts to a cash investment of SKK 130,000.00, the shareholders' contribution paid in in full. The Dorfner brothers' shareholdings amount to 32.5%.


            Contract OIMC/Belmont - 2. Version/February 13th, 2000

1.5. The share of the OSTU Industriernineral Consult GmbH Co. Ltd. amounts to a cash investment of SKK 98,000.00, paid in in full. The OIMC's shareholdings amount to 24.5%.

                                      CLAUSE 2
                                SUBJECT OF AGREEMENT

2.1. The OIMC shall assign its shareholdings in their entirety (i.e. 24,5 %) in the Rozmin s.r.o. Corp. to Belmont Resources Inc. for the price set out in accordance with Clause 3 of this Agreement.

2.2. In accordance with Clause 3 of this Agreement, the transfer of company shares is payable, and its effectiveness is bound to the fulfilment of the Deferment Provisions (Fig. 3.3).

2.3. Belmont Resources shall hereby accept the company shares in the Rozmin s.r.o. Corp. in their entirety and shall, in turn, undertake to pay the price in the amount and in the manner in accordance with Clause 3 of this Agreement.

                                      CLAUSE 3
   PRICE FOR THE ASSIGNMENT OF COMPANY SHARES, PAYMENT AND DEFERMENT TERMS
                                   AND CONDITIONS

3.1. The price for the assignment of the company shares in OIMC shall amount to DEM 1,225,000.00 (in words: one million two hundred and twenty-five thousand German marks).

3.2. The purchase price set out in Fig. 3.1. shall be due immediately upon the signing of this Agreement and the approval thereof by the Canadian authorities, and shall be transferred into the OIMC's bank account.
      Bank:         Bank Austria AG
                    A-8700 Leoben
      Account No.   481 533206
      Bank code:    20151

3.3. The contractual parties are aware of and shall agree to the facts that the transfer of the company shares is dependent upon the payment of the price in accordance with Fig. 3.1, that the Canadian authorities have approved the transaction and that an identically-worded Agreement with the Dorfner brothers has been concluded. The price for the transfer of the Dorfner brothers' company shares shall amount to DEM 1,625,000.00 (one million six hundred and twenty-five thousand German marks).



            Contract OIMC/Belmont - 2. Version/February 13th, 2000

3.4. Belmont shall instigate the necessary action for the acquisition of official approval immediately following the signing of this Agreement.

3.5. Should the Deferment Terms and Conditions approval of Canadian authorities and conclusion of an agreement with Dorfner brothers as set forth in figure 3.3 not be fulfilled within a period of 60 days following the signing of the Agreement, the present Agreement shall become null and void, unless the contractual parties agree otherwise to extend this period.

                                        Clause 4
                                 Assignment of Shares

4.1. The company shares identified in Fig. 1.5. shall be assigned - subject to joint consequential performance - following the fulfilment of the terms and conditions according to Fig. 3.3. In addition, all rights and obligations connected with the company share to be transferred, shall be passed over as per the effectiveness of the transfer.

4.2. The assignment of the company shares vis-a-vis third parties shall enter into force as per the day on which a Ruling thereupon, passed by the Kosice I District Court on the entry of the change in the Rozmin s.r.o. Corp. in the Company Register, has become effective.

                                         Clause 5
                        ACCESSION TO THE ARTICLES OF ASSOCIATION

5.1. Prior to signing this Agreement, Belmont was supplied with the Rozmin s.r.o. Corp.'s Articles of Association, including all amendments and supplements thereto. Furthermore Belmont has conducted a due diligence.

      Belmont, as acquirer of the company shares and newly acceding shareholder in the Rozmin s.r.o. Corp., declares that it accedes to the corporation's Articles of Association in their entirety.

                                         Clause 6
                              FINAL TERMS AND CONDITIONS

6.1. Legal transactions resulting from this Agreement are based on Slovakian law, and in particular the terms and conditions set out in the Slovakian Commercial Code.

            Contract OIMC/Belmont - 2. Version/February 13th, 2000

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Page 5

6.2. Any and all amendments or supplements to this Agreement shall require the accord of both contractual parties and must be made in writing.

6.3. In accordance with Art. 585 of the Slovakian Fed. Law Gaz., the contractual parties hereby declare their waiver of enjoining in any disputes which may arise from the previous legal relationships, especially from shareholdings in the Rozmin s.r.o. Corp.

6.4. Any and all disputes arising from this Agreement or in connection therewith, including disputes on the validity of the Agreement itself, shall be decided upon in accordance with the Arbitration Ordinance of the International Court of Arbitration of the Austrian Chamber of Commerce in Vienna (Vienna Regulations) by three arbitrating magistrates appointed in accordance with these said Regulations.

6.5. Should a provision of this Agreement be or become ineffective or invalid, the remaining terms and conditions shall remain unaffected thereby. In the place of such ineffective or invalid provision, a new such regulation shall apply which corresponds to the commercial objective intended by the contractual parties.

6.6. In connection with the introduction of the Euro currency, the contractual parties shall agree that, on the day of the introduction of the Euro - as the single currency in the Federal Republic of Germany - shall replace the DEM currency in this Agreement. The official conversion rate from DEM to Euro, as stipulated by the European Council (EUR 1 = DEM 1.95583), shall be applied for the conversion of the sums set out in this Agreement and for payments arising therefrom.

6.7. The contractual parties declare that this Agreement and the wording thereof correspond to their actual, true and free will, in witness and evidence whereof they set their signatures thereto.

6.8. All costs connected with this Agreement, as well as those of its implementation (including those of its entry in the Commercial Register and of payment transactions), shall be paid by Belmont.

      24th     dated         February     ,2000

/s/ signed                                       /s/ signed
OSTU Industrieminera Consult GmbH Co. Ltd.       Belmont Resources Inc.
  "PETER LOEHR"                                   "VOJTECH AGYAGOS"/"GARY MUSIL"

   This contract was sent to the Rozmin s.r.o. Corp. on     26 02        2000.

/s/ signed                                       /s/ signed
Rosmin s.r.o                                     "Ondrej Rozlonik"
"Ernst Haidecker"            c/s Rosmin s.r.o
                              048 01 Roznava

                Contract OIMC/Belmont - 2. Version/February 13th, 2000

February 26/00 Finders Fee Agreement - Tradetec.GmbH

BELMONT RESOURCES INC.
#1180 - 666 Burrard Street
Vancouver, B.C. V6C 2X8
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
Website: www.Belmont-Resources.com

February 26, 2000

Tradetec.gmbh
Birkenweg 12
D - 84186 Vilsheim

Attn:   Dr. Reinhard Hahn

Dear Sir:

Re: Finder's Fee
----------------

Further to discussions with regard to the above, this letter will confirm our understanding:

1. Belmont Resources Inc. (the "Company") agrees to pay a fee of 150,000 DEM (Approx $112,500 Cdn) in cash to Tradetec.gmbh (the "Finder") for and in consideration of the Finder assisting in and facilitating the negotiation and signing of a purchase agreement with OSTU Industrie mineral and Gebruder Dorfner.

2. The Finder is aware that the Company's shares are posted and listed for trading on the Canadian Venture Exchange and that the Company is an "Exchange Issuer", as defined in the Securities Act (British Columbia).

3. The parties hereto hereby acknowledge that each of them is aware of the discretionary powers of the regulatory authorities to alter the amount of cash being paid to the Finder as a finder's fee, as set forth in paragraph 1 hereof and if so altered, the parties hereto agree to such alteration.

4. The Company and the Finder agree to execute all such further and other assurances and documents and to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Agreement.

5. It is expressly understood and agreed that this Agreement will not be assignable in whole or in part.

6. This Agreement will be governed by and interpreted in accordance with the laws of British Columbia.

7. This Agreement will enure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators and successors.

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Page

8. Time is of the essence.

If you concur with the foregoing, please sign below where indicated.

Yours truly,

BELMONT RESOURCES INC.

/s/ GARY MUSIL

Gary Musil
Secretary/Director


ACCEPTED AND AGREED to this 9th day of March, 2000.


/s/ DR. REINHARD HAHN

--------------------------------------
Dr. Reinhard Hahn

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Page

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belmont Resources Inc.
(Registrant)

Date  April 7, 2000


By  /s/ GARY MUSIL
(Signature)
Gary Musil, Secretary/Director

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